Exhibit 99.4

TDH Holdings, Inc. Reports Full Year 2021 Audited Financial Results

QINGDAO, China, April 29, 2022 /PRNewswire/– TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that specializes in the development, manufacturing and sales of pet food products in China and beyond, announced today its financial results for the twelve months ended December 31, 2021.

Full Year 2021 Financial Highlights:

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2021	2020	% Change
Revenues	$1.09	$0.82	33.94%
Gross loss	$(0.02)	$(0.04)	50.82%
Gross loss margin	-1.88%	-5.13%	3.19 pp *
Loss from operations	$(4.61)	$(1.93)	121.11%
Operating loss margin	-422.58%	-236.25%	-153.76 pp *
Net loss attributable to common stockholders	$(6.12)	$(0.87)	-498.21%
Loss per share - basic and diluted	$(0.10)	$(0.02)	-150.00%

*	pp: percentage points

●	Revenues increased by 33.94% from $0.82 million in fiscal year 2020 to $1.09 million in fiscal year 2021, our sales of pet food decreased from approximately $0.82 million in fiscal year 2020 to approximately $0.49 million in fiscal year 2021, or by approximately 40.5%, which was offset by an increase in revenue from our newly acquired restaurant business in Kansas by approximately $0.61 million. The decrease of pet food revenue in 2021 was mainly due to: (1) the continuous development of COVID-19, we had to close a factory and stop production for a period of time again in 2021, which caused the delay of orders and some customers canceled their orders, decreasing our pet food sales revenue and sales volume; (2) the cost of raw materials required for pet food production has risen to a certain extent due to the COVID-19 pandemic and general inflation, which led to our reduced production and sales of pet food products during 2021; and (3) we declined taking orders that were historically unprofitable. As a result, our pet food sales volume significantly decreased in 2021 as compared to 2020. On the other side, on October 31, 2021, we acquired a 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.6 million in revenue from our restaurant business operations segment.

●	Gross loss was $0.02 million in fiscal year 2021 as compared to gross loss of $0.04 million in fiscal year 2020. The decrease in gross loss was a result of declining to take historically unprofitable orders, and new profits generated from our restaurant business operations segment.

●	Operating loss was $4.61 million in fiscal year 2021 as compared to an operating loss of $1.93 million in fiscal year 2020. The continuous deficit from operations was mainly due to the fact that our pet food sales revenue continued to decrease, while we continued to incur fixed overhead costs and high operating expenses during fiscal year 2021.

●	Net loss attributable to common stockholders was $6.12 million, or a loss per share of $0.10, for the fiscal year 2021 as compared to net loss of $0.87 million, or a loss per share of $0.02, for fiscal year 2020.

Full Year 2021 Financial Results

Revenues

The Company’s revenue sources include pet food sales and restaurant business operations. Pet food sales mainly include sales for pet chews, dried pet snacks and wet canned pet foods in overseas markets, domestic markets and by e-commerce. We started to generate revenue from restaurant business operations in the last quarter of fiscal year 2021. Total revenues increased by 33.94% from $0.82 million in fiscal year 2020 to $1.09 million in fiscal year 2021, our sales of pet food have decreased from approximately $0.82 million in fiscal year 2020 to $0.49 million in fiscal year 2021, or by approximately 40.5%, offset by an increase in revenue from our newly acquired restaurant business by approximately $0.61 million. The decrease of pet food revenue in fiscal year 2021 was mainly due to: (1) the continuous development of COVID-19, as we had to close a factory and stop production again for a period of time in 2021, which caused the delay of orders and some customers canceled their orders, decreasing our pet food sales revenue and sales volume; (2) the cost of raw materials required for pet food production has risen to a certain extent due to the COVID-19 pandemic and general inflation, which led to our reduced production and sales of pet food products during fiscal year 2021; and (3) we declined taking orders that were historically unprofitable. As a result, our pet food sales volume significantly decreased in 2021 as compared to 2020. On the other side, on October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc., located in Kansas. This resulted in an increase of $0.6 million in food service revenue from our restaurant business operations segment.

	For the Twelve Months Ended December 31,
	2021		2020		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Overseas	$135	12.35%	$226	27.77%	$(91)	-40.41%
Domestic	319	29.22%	575	70.52%	(256)	-44.50%
E-commerce	35	3.17%	17	2.05%	18	107.03%
Restaurant revenue	606	55.54%	-	-	606	100.00%
less: sales tax and additional surcharge	(3)	-0.29%	(3)	-0.34%	-	11.90%
Total	$1,092	100.0%	$815	100.0%	$277	-33.94%

Overseas sales decreased by $0.09 million, or 40.41%, to $0.14 million for the fiscal year 2021 from $0.23 million for fiscal year 2020. Domestic sales decreased by $0.25 million, or 44.50%, to $0.32 million for the fiscal year 2021 from $0.57 million for fiscal year 2020. The decrease of pet food revenue in fiscal year 2021 was mainly due to (1) the continuous development of COVID-19, as we had to close a factory and stop production again for a period of time in 2021, which caused the delay of orders and some customers canceled their orders, decreasing our pet food sales revenue and sales volume; (2) the cost of raw materials required for pet food production has risen to a certain extent due to the COVID-19 pandemic and general inflation, which led to our reduced production and sales of pet food products during 2021; and (3) we declined taking orders that were historically unprofitable. Sales from the e-commerce channel increased by $0.01 million, or 107.03%, to $0.03 million for the year of 2021 from $0.02 million for 2020, due to the increased promotion of our products through e-commerce channels. In addition, on October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.61 million in restaurant business operations revenue.

	For the Twelve Months Ended December 31,
	2021		2020		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Pet chews	$46	4.22%	$59	7.25%	$(13)	-21.97%
Dried pet snacks	293	26.86%	318	38.94%	(24)	-7.58%
Wet canned pet food	11	0.99%	84	10.32%	(73)	-87.21%
Dental health snacks	6	0.56%	20	2.44%	(14)	-69.23%
Baked pet biscuits	-	-	3	0.38%	(3)	-100.00%
Restaurant revenue	606	55.54%	-	-	606	100.00%
Others	132	12.11%	334	41.01%	(202)	-60.46%
Less: sales tax and additional surcharge	(3)	-0.29%	(3)	-0.34%	-	11.90%
Total	$1,092	100.00%	$815	100.00%	$(277)	33.94%

Sales of pet chews decreased by $0.01 million, or 21.97%, to $0.05 million for fiscal year 2021 from $0.06 million for fiscal year 2020. Sales of dried pet snacks decreased by $0.03 million, or 7.58%, to $0.29 million for fiscal year 2021 from $0.32 million for fiscal year 2020. Sales of wet canned pet food decreased by $0.07 million, or 87.21%, to $0.01 million for fiscal year 2021 from $0.08 million for fiscal year 2020. Sales of dental health snacks decreased by $0.01 million, or 69.23%, to $0.01 million for fiscal year 2021 from $0.02 million for fiscal year 2020. The decrease of pet food revenue in fiscal year 2021 was mainly due to:

(1)	the continuous development of COVID-19, we had to close a factory and stop production again for a period of time in 2021, which caused the delay of orders and some customers canceled their orders, decreasing our pet food sales revenue and sales volume; (2) the cost of raw materials required for pet food production has risen to a certain extent due to the COVID-19 pandemic and general inflation, which led to our reduced production and sales of pet food products during 2021; and (3) we declined taking orders that were historically unprofitable. Sales from the e-commerce channel increased by $0.01 million, or 107.03%, to $0.03 million for the fiscal year of 2021 from $0.02 million for fiscal year 2020, due to the increased promotion of our products through e-commerce channels. In addition, on October 31, 2021, we acquired 51% equity interests of Far Ling’s Inc. and 100% equity interests of Bo Ling’s Chinese Restaurant, Inc. This resulted in an increase of $0.61 million in restaurant business operations revenue.

Cost of revenues

Cost of revenues of our pet food business consists primarily of direct raw materials, direct payroll of workshop staff, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expense and overhead expenses necessary to manufacture finished goods as well as distribution costs such as inbound freight charges. Cost of revenues of our restaurant business consist primarily of food and packaging costs, payroll and employee benefit costs, store lease and occupancy costs and depreciation and amortization costs. Cost of revenues increased by $0.25 million, or 29.80%, to $1.11 million for fiscal year 2021 from $0.86 million for fiscal year 2020. The increase in our costs was in line with the increased revenue in fiscal year 2021.

Gross loss and gross loss margin

Gross loss was $0.02 million for fiscal year 2021, compared to gross loss of $0.04 million for fiscal year 2020. Gross loss margin was 1.88% for fiscal year 2021, compared to gross loss margin of 5.13% for fiscal year 2020.

Operating expense

Operating expense consists of selling expenses and general and administrative expenses.

Selling expenses consist primarily of advertising, salaries and shipping and handling costs incurred during the selling activities. Advertising and transportation expenses are charged to expenses as incurred. Selling expenses decreased by $0.08 million, or 35.64%, to $0.08 million for fiscal year 2021 from $0.12 million for fiscal year 2020.

General and administrative expenses increased by $2.18 million, or 123.36%, to $3.94 million for fiscal year 2021 from $1.77 million for fiscal year 2020. The main reason for the increase was due to the company’s payment of certain legal costs, an increase in consulting service fees and increased depreciation and amortization expenses related to our restaurant business segment.

In connection with our acquisition of restaurant business, we recognized a goodwill of $355,570 as of the acquisition date. However, due to our significant net loss in fiscal year 2021, goodwill of $355,570 has been fully impaired for the year ended December 31, 2021.

Impairment of long-lived assets other than goodwill charge was $0.22 million in fiscal year 2021, as compared to $0 in fiscal year 2020.

As a result, total operating expenses increased by $2.71 million, or 143.80%, to $4.59 million for fiscal year 2021 from $1.88 million for fiscal year 2020. As a percentage of total revenues, total operating expenses was 420.69% for the fiscal year 2021, compared to 231.11% for fiscal year 2020.

Operating loss and operating loss margin

Loss from operations was $4.61 million for fiscal year 2021, compared to operating loss of $1.93 million for fiscal year 2020. The continuous loss from operations was mainly due to increased operating expenses in fiscal year 2021.

Net loss and loss per share

Net loss was $6.72 million for fiscal year 2021, compared to net loss of $0.87 million for fiscal year 2020. Net loss attributable to common stockholders was $6.12 million, or loss per share of $0.10, for the fiscal year 2021. This is compared to net loss attributable to common stockholders of $0.87 million, or loss per share of $0.02 for fiscal year 2020.

Financial Conditions

As of December 31, 2021, the Company had cash, cash equivalents and restricted cash of $19.51 million, compared to $6.75 million as of December 31, 2020. Accounts receivable and inventories were $0.04 million and $0.05 million, respectively, as of December 31, 2021, compared to $0.17 million and $0.25 million, respectively, as of December 31, 2020. As of December 31, 2021, we had working capital of approximately $11.42 million, as compared to working capital deficit of $8.55 million as of December 31, 2020.

Net cash used in operating activities was $3.45 million for the fiscal year 2021, compared to $2.63 million for fiscal year 2020. Net cash used in investing activities was $1.64 million for fiscal year 2021, compared to $3.35 million net cash provided by investing activities in fiscal year 2020. Net cash provided by financing activities was $18.10 million for the fiscal year 2021, compared to $0.59 million net cash used in financing activities in fiscal year 2020.

Going Concern

As reflected in our consolidated financial statements, for the year ended December 31, 2021, we have incurred a net loss of approximately $6.12 million and our cash used in operating activities amounted to approximately $3.45 million. Our business operations may be further affected by the ongoing COVID-19 pandemic. Although we received approximately $20.2 million net proceeds from issuance of common shares and warrants to certain investors during fiscal year 2021, there can be no assurances that future revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or to generate positive cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date that our consolidated financial statements are issued.

As of December 31, 2021, we had cash and cash equivalents and restricted cash of approximately $19.51 million. We also had short-term investments of approximately $4.43 million, which are highly liquid and can be converted into cash and used in our operations if needed. We also had approximately an aggregate of $5.99 million of loans (including approximately $5.44 million short-term loans and approximately $0.55 million short-term loans from related parties). For legal proceedings since December 31, 2019 regarding our delayed repayment of certain bank loans upon maturity, in March and April 2020, we received court rulings requiring us to make an aggregate RMB 54.54 million (approximately $8.35 million) of payments to the financial institutions. On March 13, 2021, the land and factory buildings on the land owned by our subsidiary, were auctioned by the court for $5,098,461 (RMB 33.14 million), among which, $3,192,827 (RMB 21.14 million) has been used to repay loan principal and accrued interest to a financial institution based on the court order. The repayment has been completed as of the date of this press release. On March 16, 2022, the People’s Court of Huangdao District, Qingdao City, Shandong Province made a civil ruling and announced the acceptance of creditors’ application of bankruptcy liquidation of our subsidiary, Qingdao Tiandihui Foodstuffs Co., Ltd., and it entered into bankruptcy proceedings. Accordingly, these legal claims relating to the bank loans are now subject to the bankruptcy proceedings.

Based on our current financial conditions, our cash balance and revenues generated from our business operations may not be currently sufficient and cannot be projected to cover our future operating expenses and meet our obligations as they become due for the next twelve months after the date that our financial statements are issued.

We face substantial challenges in our effort to resume normal business activities. Our future growth will place a significant strain on our sales and marketing capacities, administrative and operating infrastructure, manufacturing facilities and other resources. To effectively manage additional challenges brought on by COVID-19, we need to evaluate and identify suitable strategic or acquisition opportunities, complete such transactions on commercially favorable terms, or successfully integrate business operations, infrastructure and management philosophies of acquired businesses and companies, resolve the substantial litigation and judgements to which we are subject and raise substantial capital. There may be particular complexities, regulatory or otherwise, associated with our expansion into new markets, and our strategies may not succeed beyond our current markets. If we are unable to effectively address these challenges, our ability to execute acquisitions as a component of our long-term strategy will be impaired, which could have an adverse effect on our growth or our ability to function as a going concern. We also need to expand our customer base, refine our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than anticipated and we may not successfully attract a sufficient number of customers in a cost-effective manner, respond to competitive challenges, or otherwise execute our business plans. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in the China, Asia and Europe. The Company also started the restaurant business operation since late 2021. More information about the Company can be found at www.tiandihui.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding, among others: its growth and business outlook; its ability to execute on its business plan, secure necessary capital to sustain and maintain its operation; its ability to resume its operations at the previous level; its ability to successfully resolve various legal proceedings and judgments in which it is involved or have been obtained against it; its ability to expand its market and customer base; its ability to refine its operational, financial and management controls and reporting systems and procedures, are forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the ability to identify, execute and integrate strategic or acquisition opportunities, the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the petfood industry in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Feng Zhang, CFO

Email: tdhpets@163.com

Phone: +86 183-1102-1983

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,027,322	$6,566,549
Restricted cash	1,483,653	182,515
Short-term investments	4,428,446	3,138,578
Accounts receivable, net	39,512	168,499
Advances to suppliers, net	10,986	41,088
Inventories, net	51,423	247,245
Prepayments and other current assets, net	1,205,695	172,481
Total current assets	25,247,037	10,516,955
NON-CURRENT ASSETS
Property, plant and equipment, net	1,543,430	6,636,995
Land use rights, net	653,125	1,009,005
Operating lease right-of-use assets	4,604,365	19,103
Operating lease right-of-use assets - related parties	-	270,852
Total non-current assets	6,800,920	7,935,955
Total assets	$32,047,957	$18,452,910

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$3,065,387	$3,209,763
Accounts payable - related parties	127,688	124,715
Advances from customers	109,959	90,834
Bank overdrafts	79,851	78,320
Short-term loans	5,440,350	8,391,323
Short-term loans - related parties	555,096	985,883
Taxes payable	82,614	60,729
Due to related parties	307,509	42,021
Operating lease liabilities, current	268,403	9,913
Operating lease liabilities - related parties, current	-	195,231
Other current liabilities	3,793,140	5,882,164
Total current liabilities	13,829,998	19,070,896
NON-CURRENT LIABILITIES:
Deferred tax liabilities	1,132	-
Operating lease liabilities - related party, non-current	4,846,760	274,794
Total liabilities	18,677,890	19,345,690
STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock ($0.001 par value; 200,000,000 shares authorized; 104,373,621 and 45,849,995 shares issued and outstanding at December 31, 2021 and 2020, respectively)	104,374	45,850
Additional paid-in capital	42,151,658	21,963,570
Statutory reserves	160,014	160,014
Accumulated deficit	(28,969,627)	(22,849,319)
Accumulated other comprehensive loss	(460,702)	(212,895)
Total TDH Holdings, Inc. stockholders’ equity (deficit)	12,985,717	(892,780)
Non-controlling interest	384,350	-
Total stockholders’ equity (deficit)	13,370,067	(892,780)
Total liabilities and stockholders’ equity (deficit)	$32,047,957	$18,452,910

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For The Years Ended December 31,
	2021	2020	2019
Net revenue	$1,091,889	$815,225	$12,455,414
Net revenue - related parties	-	-	192,841
Total revenue	1,091,889	815,225	12,648,255
Cost of revenue	1,112,463	857,060	13,992,499
Cost of revenue - related parties	-	-	178,636
Total cost of revenue	1,112,463	857,060	14,171,135
Gross loss	(20,574)	(41,835)	(1,522,880)
Operating expenses:
Selling expense	75,944	117,993	920,237
General and administrative expense	3,944,709	1,766,109	3,702,035
Impairment of long-lived assets other than goodwill	217,257	-	813,344
Impairment of goodwill	355,570	-	-
Total operating expenses	4,593,480	1,884,102	5,435,616
Loss from operations	(4,614,054)	(1,925,937)	(6,958,496)
Interest expense	(957,548)	(1,180,489)	(1,378,755)
Government subsidies	-	8,651	129,255
Other income	215,858	137,163	1,189
Other expense	(1,636,080)	(35,197)	(290,655)
Investment income, net	275,866	2,120,241	-
Loss from equity method investment	-	-	(127,965)
Total other income (expenses)	(2,101,904)	1,050,369	(1,666,931)
Loss before income tax benefit	(6,715,958)	(875,568)	(8,625,427)
Income tax benefit	-	(900)	-
Net loss	(6,715,958)	(874,668)	(8,625,427)
Less: Net loss attributable to non-controlling interest	(595,650)	-	(8)
Net loss attributable to TDH Holdings, Inc.	$(6,120,308)	$(874,668)	$(8,625,419)
Comprehensive loss
Net loss	$(6,120,308)	$(874,668)	$(8,625,427)
Other comprehensive loss
Foreign currency translation adjustment	(247,807)	(355,411)	(100,954)
Total comprehensive loss	(6,368,115)	(1,230,079)	(8,726,381)
Less: Comprehensive loss attributable to noncontrolling interest	-	-	(8)
Comprehensive loss attributable to TDH Holdings, Inc.	$(6,368,115)	$(1,230,079)	$(8,726,373)

Loss per common share attributable to TDH Holdings, Inc.
Basic	$(0.10)	$(0.02)	$(0.41)
Diluted	$(0.10)	$(0.02)	$(0.41)
Weighted average common shares outstanding
Basic	59,185,891	45,849,995	21,022,598
Diluted	59,185,891	45,849,995	21,022,598

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Number of Shares	Common Shares	Additional Paid-in Capital	Stock Subscription Receivable	Statutory Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Stockholders’ Equity (Deficit)
Balance, January 1, 2019	10,516,662	$10,517	$10,999,011	$-	$160,014	$(13,349,232)	$243,470	$(347)	$(1,936,567)
Net loss	-	-	-	-	-	(8,625,419)	-	(8)	(8,625,427)
Issuance of common shares	35,333,333	35,333	10,964,667	-	-	-	-	-	11,000,000
Disposal of noncontrolling interest	-	-	-	-	-	-	-	347	347
Foreign currency translation adjustment	-	-	-	-	-	-	(100,954)	-	(100,954)
Balance, December 31, 2019	45,849,995	$45,850	$21,963,678	$-	$160,014	$(21,974,651)	$142,516	$(8)	$337,399

Net loss	-	-	-	-	-	(874,668)	-	-	(874,668)
Foreign currency translation adjustment	-	-	-	-	-	-	(355,411)	-	(355,411)
Purchase of noncontrolling interest	-	-	(108)	-	-	-	-	8	(100)
Balance, December 31, 2020	45,849,995	$45,850	$21,963,570	$-	$160,014	$(22,849,319)	$(212,895)	$-	$(892,780)

Net Loss						(6,120,308)		(595,650)	(6,715,958)
Issuance of common stock	34,100,000	34,100	20,188,088						20,222,188
Warrants exercised for cashless	24,423,626	24,424							24,424
Foreign currency translation adjustment							(247,807)		(247,807)
Acquisition of non-controlling interest								980,000	980,000
Balance, December 31, 2021	104,373,621	104,374	42,151,658		160,014	(28,969,627)	(460,702)	384,350	13,370,067

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities
Net loss	$(6,120,308)	$(874,668)	$(8,625,427)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	408,740	391,351	571,528
Fair value change of short-term investments	(495,265)	(2,120,241)	-
Loss from equity method investment	-	-	127,965
Loss on disposal of subsidiaries	-	-	5,018
Impairment of goodwill	355,570	-	-
Impairment of long-lived assets other than goodwill	217,257	-	813,344
Inventory write-down	191,026	42,241	518,119
Allowance for credit losses	2,168	74,190	659,569
Deferred income taxes	-	(1,106)	(3,861)
Loss (gain) on disposal of property, plant and equipment	955,428	(16,870)	308,003
Amortization of operating lease right-of-use assets	280,610	-	-
Non-cash lease expense	(4,595,020)	33,944	89,176
Gain on forgiveness of short-term loan	$-	$(6,265)	$-
Changes in operating assets and liabilities:
Accounts receivable, net	128,987	(112,177)	329,042
Accounts receivable - related parties, net	-	-	306,301
Inventories, net	4,796	201,730	2,009,862
Operating lease liabilities	4,830,456	(9,382)	-
Operating lease liabilities – related parties	(195,231)	16,262	16,404
Due from related parties, net	-	-	(2,206)
Due to related parties	393,176	-	14,387
Advances to suppliers, net	30,102	(12,179)	36,322
Prepayments and other current assets, net	1,006,351	(29,363)	516,018
Accounts payable	(144,376)	(416,506)	(2,775,356)
Accounts payable - related parties	123,184	-	(6,703)
Interest payable	-	1,065,277	260,417
Interest payable - related parties	-	43,835	-
Notes payable	-	-	(1,046,257)
Taxes payable	21,855	-	13,797
Advances from customers	-	(31,366)	(42,923)
Advances from customer - related party	19,125	-	-
Deferred income tax liability	1,132	-	-
Other current liabilities	861,109	(866,962)	280,843
Net cash used in operating activities	$(3,445,819)	$(2,628,255)	$(5,626,618)
Cash flows from investing activities
Payments to acquire property, plant and equipment	-	(47,086)	(121,560)
Proceeds from disposal of property, plant and equipment	-	-	233,747
Disposal of subsidiaries	-	-	83
Repayments from related parties	-	-	1,282
Cash obtained from business acquisition	171,827	-	-
Payment for business acquisition	(1,020,000)	-	-
Purchase of short-term investments	(4,372,809)	(38,743,908)	-
Proceeds from sale of short-term investments	3,578,206	42,146,183	-
Net cash (used in) provided by investing activities	(1,642,776)	3,355,189	113,552
Cash flows from financing activities
Proceeds from issuance of common shares	20,222,188	-	6,760,000
Purchase of noncontrolling interest	(100)	(100)	-
Repayments to related parties	-	-	(1,000)
Proceeds from bank overdrafts	-	-	78,162
Proceeds from short-term loans	-	107,829	1,046,275
Repayments of short-term loans	(1,692,988)	(746,437)	(2,073,177)
Proceeds from short-term loans - related parties	-	49,350	4,791,403
Repayments of short-term loans - related parties	(430,787)	-	(1,080,947)
Net cash provided by (used in) financing activities	$18,098,313	$(589,358)	$9,520,716
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(247,807)	106,910	(203,577)
Net change in cash, cash equivalents and restricted cash	12,761,911	244,486	3,804,073
Cash, cash equivalents and restricted cash, beginning of the year	6,749,064	6,504,578	2,700,505
Cash, cash equivalents and restricted cash, end of the year	$19,510,975	$6,749,064	$6,504,578

Supplemental cash flow information
Interest paid	$-	$38,362	$1,118,338
Income taxes paid	$-	$146	$-

Non-cash investing and financing activities
Accrued interest added to short-term loan – related party	$-	$-	$126,697
Liabilities assumed in connection with purchase of property, plant and equipment	$-	$14,592	$51,196
Notes payable reclassified to short-term loans	$-	$908,850	$479,724
Receivables from related parties settled with payables to related parties	$-	$-	$28,694
Receivables from common stock subscription settled with loan payables to a related party	$-	$-	$4,240,000
Short-term loans settled by transferring an equity investment to the creditor	$-	$70,708	$-
Cashless exercise of warrants	$24,424	$-	$-
Right of use assets obtained in exchange for operating lease obligations	$5,158,944	$-	$-
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$18,027,322	$6,566,549	$5,114,175
Restricted cash	$1,483,653	$182,515	$1,390,403
Total cash, cash equivalents, and restricted cash	$19,510,975	$6,749,064	$6,504,578